64 Old Highway 22 Clinton, NJ 08809

Organizational Functional Area:	Finance
Policy/Program For:	Insider Trading Policy
Department/Responsibility for Maintaining:	Finance
Updating Policy/Program:	Chief Financial Officer/Controller

PROCEDURES AND GUIDELINES GOVERNING

INSIDER TRADING

I.	PURPOSE

In order to comply with federal and state securities laws governing (a) trading in Company securities while in the possession of "material nonpublic information" concerning the Company, and (b) tipping or disclosing material nonpublic information to outsiders, and in order to prevent even the appearance of improper insider trading or tipping, the Company has adopted this policy for all of its directors, officers and employees, their family members, and specially designated outsiders who have access to the Company's material nonpublic information.

II.	SCOPE

A.	This policy covers all directors, officers and employees of the Company and their immediate family members (collectively referred to as "Insiders"). “Immediate family members” means a spouse, minor child or any family member sharing the household of a director, officer or employee.

B.	The policy applies to any and all transactions in the Company's securities, including its common stock and options to purchase common stock (except as provided for under Section VI E 3 hereof), and any other type of securities that the Company may issue, such as preferred stock, convertible debentures, warrants or other securities.

C.	The policy will be delivered to all directors, officers, and employees upon its adoption by the Company, and to all new directors, officers, and employees at the start of their employment or relationship with the Company. Section 16 Individuals and Key Employees, as defined below, may be required to certify compliance with the policy on an annual basis.

III.	SECTION 16 INDIVIDUALS AND KEY EMPLOYEES

A.	Section 16 Individuals. The Company has designated those persons listed on Exhibit A attached hereto as the directors and officers who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the underlying rules and regulations promulgated by the SEC. Section 16 Individuals must obtain prior approval of all trades in Company securities from the Chief Financial Officer or his appointee. The Company will amend Exhibit A from time to time as necessary to reflect the addition, resignation or departure of Section 16 Individuals. Section 16 individuals are generally the same individuals as Regulation O officers.

B.	Key Employees. The Company has designated those persons listed on Exhibit B attached hereto as Key Employees who are not defined as Section 16 Individuals or Reg O officers but because of their position with the Company and their access to material nonpublic information, must obtain the prior approval of all trades in Company securities from the Chief Financial Officer. The Company will amend Exhibit B from time to time as necessary to reflect the addition, resignation or departure of Key Employees.

IV.INSIDER TRADING COMPLIANCE OFFICER

The Company has designated the Chief Financial Officer as its Insider Trading Compliance Officer. The Compliance Officer will review and either approve or prohibit all proposed trades by Section 16 Individuals and Key Employees.  The Company or the Compliance Officer shall not be allowed to prohibit any employee or any Section 16 Individual from trading in the Company’s securities, unless the proposed trade would occur during a Blackout Period (as defined below).  In addition to the trading approval duties, the Compliance Officer will also be responsible for:

A.	Administering this policy and monitoring and enforcing compliance with all policy provisions and procedures.

B.	Responding to all inquiries relating to this policy and its procedures.

C.	Designating and announcing special trading Blackout Periods during which no Section 16 Individuals and Key Employees may trade in Company securities.

D.	Ensuring that this policy and other appropriate materials are provided to all current and new directors, officers and employees, and such other persons whom the Compliance Officer determines have access to material nonpublic information concerning the Company.

E.	Administering, monitoring and enforcing compliance with all federal and state insider trading laws and regulations

F.	Revising the policy as necessary to reflect changes in federal or state insider trading laws and regulations.

G.	Maintaining the accuracy of the list of Section 16 Individuals and Key Employees as attached on Exhibits A and B and updating them periodically as necessary to reflect additions to or deletions from each category of individuals.

The Compliance Officer may designate one or more individuals to whom the Compliance Officer may delegate his or her duties hereunder.

V.	DEFINITION OF "MATERIAL NONPUBLIC INFORMATION"

A.	"MATERIAL" INFORMATION

Information about the Company is "material" if it would be expected to affect the investment or voting decisions of the reasonable shareholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. In simple terms, material information is any type of information, which could reasonably be expected to affect the price of Company securities. While it is not possible to identify all information that would be deemed "material," the following types of information ordinarily would be considered material:

•	Financial performance, especially quarterly and year-end earnings, and significant changes in financial performance or liquidity.

•	Company projections and/or strategic plans that vary substantially from existing publicly disclosed trends.

•	Potential mergers and acquisitions or the sale of material Company assets or subsidiaries.

•	New major contracts, orders, suppliers, customers, or finance sources, or the loss thereof.

•	Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.

•	Significant changes in senior management.

•	Actual or threatened major litigation or the resolution of such litigation.

B.	"NONPUBLIC" INFORMATION

Material information is "nonpublic" if it has not been widely disseminated to the public through major newswire services, national news services and financial news services or through a filing with the Securities Exchange Commission. For the purposes of this policy, information will be considered public, i.e., no longer "nonpublic", after the close of trading on the second full trading day following the Company's widespread public release of the information. Therefore, if the Company issues its earning’s release on Monday, the release is still considered nonpublic until the market’s close on Wednesday.

C.	CONSULT THE COMPLIANCE OFFICER FOR GUIDANCE

Any Insiders who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

VI.	STATEMENT OF COMPANY POLICY AND PROCEDURES

A.	PROHIBITED ACTIVITIES

1.	No Insider may trade in Company securities while possessing material nonpublic information concerning the Company.

2.	No Insider may trade in Company securities outside of the applicable "trading windows" described in Section VI.B below, or during any special trading Blackout Periods designated by the Compliance Officer.

3.	No Section 16 Individual or Key Employee listed on Exhibits A and B attached hereto may trade in Company securities unless the trade(s) have been approved in accordance with the procedures set forth in Section VI.C below. To the extent possible, Section 16 Individuals and Key Employees should retain all records and documents that support their reasons for making each trade.

4.	The Compliance Officer may not trade in Company securities without prior communication of the trade(s) to the President.

5.	No Insider may "tip" or disclose material nonpublic information concerning the Company to any outside person (including family members, analysts, individual investors, and members of the investment community and news media), unless required as part of that Insider's regular duties for the Company and authorized by the Compliance Officer. In any instance in which such information is approved to be disclosed to outsiders, the Company will take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this policy and/or to sign a confidentiality agreement. All inquiries from outsiders regarding material information about the Company must be forwarded to the Compliance Officer.

6.	No Insider should give trading advice of any kind about the Company to anyone.

7.	No Insider may trade in any interest or position relating to the future price of Company securities, such as a put, call or short sale.

8.	No Insider may (a) trade in the securities of any other public company while possessing material nonpublic information concerning that company that the Insider obtained through their service with the Company, (b) "tip" or disclose material nonpublic information concerning any other public company to anyone that the Insider obtained through their service with the Company, or (c) give trading advice of any kind to anyone concerning any other public company while possessing material nonpublic information about that company that the Insider obtained through their service with the Company.

C.	TRADING WINDOWS AND BLACKOUT PERIODS

1.	Trading Window for Section 16 Individuals and Key Employees. After obtaining trading approval in accordance with the procedures set forth in Section VI.C below, Section 16 individuals and Key Employees listed on Exhibits A and B attached hereto may trade in Company securities only during the period beginning at the close of trading on the second full trading day following the Company's widespread public release of quarterly or year-end earnings (assuming a special Blackout Period is not in effect).  As a general course of business, the Blackout Period will last from the 15th day at the end of the month preceding each calendar quarter (i.e. March 15th, June 15th, Sept. 15th, Dec. 15th) until two days after the announcement of earnings..

2.	No Trading During Trading Windows While in the Possession of Material Nonpublic Information. No Insiders possessing material nonpublic information concerning the Company may trade in Company securities even during applicable trading windows. Persons possessing such information may trade during a trading window only after the close of trading on the second full trading day following the Company's widespread public release of the information.

3.	No Trading During Blackout Periods. No Insiders may trade in Company securities outside of the applicable trading windows or during any special Blackout Periods that the Compliance Officer may designate. These periods when trading is not permitted are referred to as “Blackout Periods.” Excluding the normal quarterly earnings blackout period, which lasts from the 15th day of the each quarter end (March 15th, June 15th, Sept. 15th, Dec. 15th) until after the close of trading on the second full trading day after the earnings release, the Compliance Officer will notify all insiders of all Blackout Periods. No Insiders may disclose to any outside third party that a special Blackout period has been designated.

3.	No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Compliance Officer to approve any trades requested by Section 16 Individuals or Key Employees. The Compliance Officer may reject any trading requests.

E.	EMPLOYEE BENEFIT PLANS

1.	Employee Stock Purchase Plans. The trading prohibitions and restrictions set forth in this policy do not apply to periodic contributions by the Company or employees to employee benefit plans (e.g., pension or 401K plans) which are used to purchase Company securities pursuant to the employees' advance instructions. However, no officers or employees may alter their instructions regarding the purchase or sale of Company securities or participation in an investment in Company securities in such plans while in the possession of material nonpublic information or during Blackout Periods.

2.   Section 16 Employees cannot transfer into or out of an investment in Company securities within an employee benefit pal  without prior approval of the Compliance Officer.

3.

Stock Option Plans. The trading prohibitions and restrictions of this policy apply to all transactions in securities acquired through the exercise of stock options granted by the Company, but not to the acquisition of securities through such exercises.

F.	PRIORITY OF STATUTORY OR REGULATORY TRADING RESTRICTIONS

The trading prohibitions and restrictions set forth in this policy will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, e.g.,

short-swing trading by Section 16 Individuals or restrictions on the sale of securities subject to Rule 144 under the Securities Act of 1933. Any Insider who is uncertain whether other prohibitions or restrictions apply should ask the Compliance Officer.

VII.	POTENTIAL CIVIL, CRIMINAL AND DISCIPLINARY SANCTIONS

A. CIVIL AND CRIMINAL PENALTIES

The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider or tippee, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $1 million, and serve a jail term of up to ten years. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B. COMPANY DISCIPLINE

Violation of this policy or federal or state insider trading or tipping laws by any director, officer or employee, or their immediate family members, may subject the director to dismissal proceedings and the officer or employee to disciplinary action by the Company up to and including termination for cause.

C.	REPORTING OF VIOLATIONS

Any Insider who violates this policy or any federal or state laws governing insider trading or tipping or knows of any such violation by any other Insiders, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer, in consultation with the Company's legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

VIII.	INQUIRIES

Please direct all inquiries regarding any of the provisions or procedures of this policy to the Compliance

Officer.

Receipt and Acknowledgment

For all Section 16 Individuals and Key Employees

I, __________________________________, hereby acknowledge that I have received and read a copy of the “Procedures and Guidelines Covering Insider Trading” and I have complied with and will continue to comply with its terms.  I have not sold nor purchased Unity Bancorp stock without first notifying the Chief Financial Officer or the Chief Executive Officer during the year ending December 31, 20___.  I understand that violation of insider trading laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-titled policy may subject me to discipline by the Company up to and including termination for cause.

______________________________________________________________________

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